FOR IMMEDIATE RELEASE	April 6, 2016

Third Multimodal Fluid Condition Sensor Patent Awarded

Toronto, New York, April 6, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that the United States Patent Office has published Micromem’s third Multimodal Fluid Condition Sensor patent. The Company received the Notice of Allowance approximately one year ago and the patent has recently been granted as requested by the Company.

This is the third of six (6) patents to be accepted that Micromem has filed in this field and is being used in our oil pan condition sensor project. The award of this patent gives Micromem a solid intellectual property base and provides several new opportunities with our partners in this field. In addition to our current oil condition projects, our partners are now looking at the prospect to analyze other fluids such as fuel. However, the opportunity to assess other automotive fluids such as brake and transmission fluids are now open to the company.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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